Owens-Illinois, Inc. One Michael Owens Way Perrysburg, OH 43551-2999 +1 567 336 5000 tel +1 567 336 8262 fax www.o-i.com

July 7, 2015

VIA EDGAR TRANSMISSION

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed February 11, 2015

File No. 1-9576

Owens-Illinois Group, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed February 11, 2015

File No. 33-13061-01

Dear Mr. Cash:

We are in receipt of the Staff’s letter, dated June 8, 2015, with respect to the above-referenced Annual Reports on Form 10-K.  The Staff’s comments are set forth below in bold, followed by our response to each comment.

Please note that where referenced the “Company” refers to Owens-Illinois, Inc.

Owens-Illinois, Inc. Form 10-K for the Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations — Comparison of 2014 with 2013, page 28

1.              You disclose that declines in net sales for 2014 were due in part to lower sales to major domestic beer brands in North America and weaker demand in the domestic beer and export wine markets in Australia. Additionally, on page 29 you cite higher supply chain and production costs in North America and lower production volumes in Asia Pacific as contributors to a 4% decrease in segment operating profit during 2014. You also disclose, on page 46, that although your U.S. operations are in a three-year cumulative income position, you considered other available positive and negative evidence and determined it was appropriate to continue to record a valuation allowance against your deferred tax assets in the U.S. It appears to us that, to some extent, you believe negative trends may continue in the future. Please ensure your MD&A in annual and quarterly filings adequately address the reasons for any negatives trends, the extent to which you expect the trends may continue, and how you expect the trends to impact your results and liquidity. To the extent applicable, please separately address negative trends related to your industry and negative trends related to your market share.

Response: The Company confirms that it has adequately addressed any negative trends in its industry and market share, including any related impact on operating results and liquidity, when preparing its MD&A in annual and quarterly filings.  The Company confirms that it will continue to evaluate its disclosures and will expand such disclosures in future filings to address any negative trends (including, with respect to its industry or market share), including the reasons for any negative trends, the extent to which it expects any such trends to continue and how it expects any such trends to impact the Company’s results and liquidity.

The above comments are also applicable to disclosures made in Owens-Illinois Group, Inc.’s Form 10-K.

Consolidated Financial Statements

5. Equity Method Investments, page 63

2.              Given the amount of your equity earnings as a percentage of consolidated pre-tax earnings from continuing operations, please demonstrate to us how you determined additional financial statements are not required under Rule 3-09 of Regulation S-X for each period presented.

Response: As noted in footnote five in the Company’s Form 10-K filing for the year ended December 31, 2014, the Company had six affiliates that were 50 percent or less owned accounted for by the equity method (each, an equity affiliate) and for the years ended December 31, 2013 and 2012 the Company had five such equity affiliates.  Rule 3-09 of Regulation S-X states that financial statements of any such person are required to be filed if any of the conditions set forth in Rule 1-02(w) of S-X are met (substituting 20 percent for 10 percent, in accordance with Rule 3-09 of Regulation S-X). As demonstrated below, the Company determined that additional financial statements were not required based on the following assessment of Rule 1-02(w)(3) in each period presented.  We also confirm that Rule 1-02(w)(1) and (2) were also assessed by the Company in consideration of the requirements of Rule 3-09 of Regulation S-X and additional financial statements were not required in each period presented.

Rule 1-02(w)(3) — The Company’s’ share of subsidiary’s pre-tax income less non-controlling interest is > 20% of the Company’s’ income:

Under Rule 1-02(w)(3) of Regulation S-X, if consolidated income less non-controlling interests for the most recent fiscal year is at least 10% lower than the average of the income for the last five fiscal years, the average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income. Please refer to the table below which shows the threshold used to compute the significant subsidiary test in accordance with Rule 3-09 of Regulation S-X:

Significant Subsidiary Income Test (dollars in millions)	2014	2013	2012	2011(a)	2010
Earnings (loss) from continuing operations before income taxes	$218	$335	$328	$(396)	$426
Less: Pre-tax noncontrolling interests for current year	$46	$27	$54	$33	$66
Earnings (loss) from continuing operations before income taxes less pre-tax noncontrolling interests for current year	$172	$308	$274	$(429)	$360
Earnings (loss) from continuing operations before income taxes less pre-tax noncontrolling interests five year average	$222	$221	$229	N/A	N/A
Current year income is at least 10% lower than average year income	Yes	No	No	N/A	N/A
Use current year income or five year average income	5 yr. average	Current year	Current year	N/A	N/A
20% of Owens-Illinois, Inc.’s Earnings (loss) from continuing operations before income taxes less pre-tax noncontrolling interests	$45	$62	$55	N/A	N/A

(a)         As noted above, in accordance with Rul 1-02(w)(3) of Regulation S-X any loss years should be omitted for purposes of computing average income. As such, “Earnings (loss) from continuing operations before income taxes” for the year ended 2011 was included in the 5 year average computation as “0”.

The equity affiliate with the highest income had income of $24 million, $24 million and $28 million for the years ended December 31, 2014, 2013 and 2012, respectively. Based on the Company’s assessment for each period presented, the 20% threshold, as computed in the table above, was higher than each individual equity affiliate’s income for each year presented. Therefore, the Company did not meet the conditions of the significant subsidiary test in accordance with Rule 1-02(w)(3) of Regulation S-X and additional financial statements were not required.

Please note that the income used in the significant subsidiary test for Owens-Illinois Group, Inc., for the years ended December 31, 2014, 2013 and 2012, was higher than Owens-Illinois, Inc.’s income due to the fact that there is no asbestos expense in Owens-Illinois Group, Inc.’s financial statements.  Therefore, no equity affiliate met the conditions of the significant subsidiary test for Owens-Illinois Group, Inc. in accordance with Rule 1-02(w)(3) of Regulation S-X and additional financial statements were not required.

13. Contingencies, page 86

3.              We note that over the three most recent fiscal years, the amount of your asbestos-related payments have been relatively consistent with your annual accruals for future asbestos-related costs. You disclose, on page 89, that a reasonable estimation of the probable amount of the liability for claims not yet asserted against the Company is not possible beyond a period of “several years.” Please address the following:

•                  Tell us the specific time frame you use to determine your asbestos-related liability and explain how you determined that this time frame is appropriate in light of your extensive claims experience;

Response:

Overview

To determine its asbestos liability, the Company estimates its liability for (1) all of its pending lawsuit cases without regard to when those cases may be resolved, (2) those cases and claims that it believes it will receive during the next three years (unasserted claims), and (3) litigation expenses for all claims identified above.  This approach has been consistently applied by the Company for all periods presented in the Company’s 2014 Annual Report on Form 10-K (the “2014 10-K”).  The Company believes that the three-year period for unasserted claims has been, and continues to be, appropriate because a reasonable estimation of the probable amount of that portion of the liability is not possible beyond a period of three years.  As part of the Company’s comprehensive annual review process, the Company reconsiders the significant factors that would justify a change in the timeframe used to estimate unasserted claims.  The Company currently does not believe that any factor, or combinations of factors, justify a change.  As such, in accordance with ASC 450-20-25-2(b), the Company’s position is that it cannot reasonably estimate a liability for claims not yet asserted for the period beyond the next three years because the amount of loss cannot be reasonably estimated.  In accordance with the Company’s consideration of ASC 450-20-25-2(b), the Company has also considered and applied ASC 450-20-25-4 which states that “The condition in paragraph 450-20-25-2(b) is intended to prevent accrual in the financial statements of amounts so uncertain as to impair the integrity of those statements.”

Volatility of the Litigation

The Company’s approach to estimating its asbestos liability is grounded in its experience over more than three decades as a defendant in the litigation.  The asbestos personal injury litigation is the most complex, longest running mass tort litigation in the history of the United States and is particularly difficult to predict.  That difficulty has been demonstrated over a long time and a wide range of circumstances, and the litigation continues to be a dynamic, volatile phenomenon whose scale and focus change periodically based on external events that are beyond the power of the Company to predict or control.  As a result, defendants and insurers have routinely found asbestos litigation to be extremely difficult to manage and accurately predict.  The Rand Institute has observed, “the history of asbestos litigation has been characterized by failures to forecast its magnitude, scope and evolution with any accuracy.”

Difficulty of Predicting Incidence Rates and Claiming Patterns

The Company has had a long and difficult experience trying to predict the incidence of asbestos disease in those people potentially exposed to the Company’s products, as well as the propensity of those who contract a disease to sue or make a claim.  The asbestos cases brought against the Company arise from the manufacture and sale of asbestos insulation products during a limited period of time ending 57 years ago.  There is almost always a long latency period between the onset of exposure and the manifestation of asbestos disease, and even individuals who are similarly exposed have widely different responses to that exposure. It is therefore difficult to predict who among an exposed population — let alone a population potentially exposed to a particular manufacturer’s product half a century ago — will become injured or to what extent, or when that injury will occur, or whether those affected will bring a claim for such injuries.  These factors make predicting both incidence rates and claiming patterns difficult.

The impact of these factors is evident in the rate of new filings.  Over the last several years, the Company has received thousands of new filings annually.  Yet, the rate of new filings has varied significantly from year to year.  For example, over the past six years, the number of the Company’s new filings have ranged from a year-over-year increase of approximately 27% to a year-over-year decrease of approximately 46%.  This high level of variance in new filings from year to year contributes to the difficulty in predicting the Company’s asbestos liability within a three-year period while rendering a prediction beyond the three-year period inestimable.

Changing Plaintiff and Litigation Co-Defendant Profiles

In the mid-1980’s and 1990’s, the Company’s asbestos litigation was characterized by a mix of malignancy and non-malignancy cases, and most plaintiffs had “traditional” work histories in the construction trades.  At that time, the plaintiffs suing the Company were generally in their mid-60’s to early 70’s, and the few dozen co-defendants in those cases were primarily other large pipe and boiler insulation manufacturers, asbestos fiber suppliers and sprayed-on insulation and fire proofing manufacturers.

Today, the litigation has become much more focused on malignancy cases and the claiming patterns for such cases.  The average malignancy plaintiff who claims against the Company today based on alleged exposure during the 1948-1958 time period is now over 80 years old, and it is well known that developments in medical science over the last decade are increasing both life expectancy and cancer susceptibility.  The aggregate asbestos exposure of a typical plaintiff today is often far less than that of 20 years ago, and the co-defendants today number in the thousands and are almost all companies that consider themselves “peripheral” and/or “low dose exposure” defendants.

Emergence of Household Exposure Cases

Over the last 10 years, there also have been increasing numbers of “household exposure” cases where it is alleged that an occupationally exposed worker brought asbestos dust home and exposed his/her family members, who then suffered an asbestos illness. These cases often involve the children of exposed workers who are much younger than the average occupationally exposed plaintiffs.  While some jurisdictions have addressed key issues involving the alleged duty to warn in these household cases, the majority of jurisdictions have not decided the contours of liability in these cases.

Major Changes in Litigation Trends

At several points over the last 35 years, it appeared that the litigation would subside, only unexpectedly to surge again.  In the early 1990’s, the notion that asbestos claims were ebbing was prevalent, but in the late 1990’s and early 2000’s tens of thousands of asbestos-exposed but unimpaired plaintiffs amassed through litigation screenings were filed in the tort system.  This unexpected flood of new plaintiffs created enormous economic pressure inside the litigation, and, as noted below, ultimately caused the bankruptcy of dozens of traditional defendants.  However, as the facts emerged regarding these screenings, judicial and legislative action in the mid-2000’s rapidly and unexpectedly reduced the number of these filings, and resulted in more substantial changes in the asbestos landscape and the Company’s asbestos liability.  This experience highlights the difficulty of predicting both the emergence and scope of significant trends in the litigation.

Impact of Co-Defendant Bankruptcies on Claiming Patterns

The onslaught of co-defendant bankruptcies throughout the 2000’s caused a paradigm shift in the focus of the plaintiffs’ bar and the claiming patterns of their clients.  Claiming patterns against the Company became more aggressive and plaintiffs’ law firms tried to make up for lost recoveries by increasing demands on the solvent defendants and taking more cases to trial, particularly in jurisdictions with joint and several liability.  While tort reform initiatives in some states mitigated the effects of these bankruptcies, the surge of bankruptcies that included many other asbestos insulation makers, the asbestos fiber suppliers and the sprayed-on product manufacturers, continues to challenge the Company as it tries to manage and predict its asbestos liabilities.

Summary

The aforementioned significant developments demonstrate the volatility of the litigation, the difficulties in predicting incidence rates and claiming patterns, the changing profiles of the plaintiffs and the co-defendants, the emergence of potential new sources of liability in the litigation, and major changes in litigation trends.  These developments have all added to the complexity of the litigation and reduced its susceptibility to estimation of probable and reasonably estimable losses beyond a three-year period.  Given the continued volatility in the asbestos litigation, the Company has annually concluded that the three-year horizon continues to be appropriate.

•                  Clarify for us if you use different time frames for various aspects of your asbestos-related liability (such as asserted and unasserted claims) and if so, explain the time frames used and the reasons for this approach;

Response: As noted above, the Company estimates the value of all pending cases without regard to when those cases will be resolved, and it estimates the value of all cases and claims it estimates it will receive in the next three years, as well as legal fees the Company estimates it will pay in that three-year period.

•                  Tell us the amount or percentage of your total liability related to various aspects of your asbestos-related liability, including asserted claims, unasserted claims and legal costs;

Response:  The Company’s opponents in asbestos litigation frequently seek to resolve cases, in part, based on their presumption regarding the cost of defense.  Primarily for that reason, the Company has never specifically disclosed the amount of money it spends to respond to, defend and negotiate asbestos claims, although the total cost associated with both the defense and indemnity payments is disclosed.  In addition, the Company’s opponents have sometimes sought to use the amount the Company has paid its lawyers to defend the Company to persuade courts to impose punitive damages on the Company.  Disclosing the specific amount spent on legal costs would not provide meaningful information to investors, but would create substantial prejudice to the Company by providing the Company’s opponents with strategic information they do not currently possess.   In an attempt to provide a meaningful response to the Staff without harming the Company in the litigation, the Company’s $435 million asbestos liability as of December 31, 2014 consists of the following components:

•                  Asserted claims (meaning pending cases) represent less than one-quarter of the total;

•                  Unasserted claims (meaning cases and claims the Company estimates it will receive in 2015 through 2017) represent more than half of the total;

•                  Legal costs (meaning fees and costs the Company estimates it will pay between 2015 and 2017) represent less than one-quarter of the total.

•                  Tell us the most significant assumptions underlying your asbestos-related liability, including the impact of and reasons for changes in those assumptions during each period presented;

Response: The most significant assumptions underlying the Company’s asbestos liability are included on pages 88 and 89 of the 2014 10-K and are as follows:

a) the extent to which settlements are limited to claimants who were exposed to the Company’s asbestos-containing insulation prior to its exit from that business in 1958;

b) the extent to which claims are resolved under the Company’s administrative claims agreements or on terms comparable to those set forth in those agreements;

c) the extent of decrease or increase in the incidence of serious disease cases and claiming patterns for such cases;

d) the extent to which the Company is able to defend itself successfully at trial or on appeal;

e) the number and timing of additional co-defendant bankruptcies; and

f) the extent to which co-defendants with substantial resources and assets continue to participate significantly in the resolution of future asbestos lawsuits and claims.

The Company’s comprehensive annual review of its asbestos liabilities evaluates trends and developments that have the potential to impact the estimate of its liability.  The qualitative assumptions above collectively form the foundation that grounds the Company’s annual review process.

All assumptions are reviewed for their significance and changes to disclosure are made when appropriate.  For example, in 2013 the Company eliminated two previously identified assumptions relating to: (1) the judicial or legislative management of unimpaired claimants; and (2) the payment of bankruptcy trust claims and the timing of such payments.  The Company removed these two assumptions from its disclosure because of the significant decline in the number of unimpaired claimants and the Company’s conclusion that the operation of more bankruptcy trusts has less impact on the Company’s indemnity than originally anticipated.

•                  Tell us the average settlement per claim during each period presented; and

Response: The Company currently discloses annual aggregate asbestos cash payments, inclusive of legal costs, of $148 million, $158 million and $165 million in 2014, 2013 and 2012, respectively, in its statement of cash flows.  In addition, the Company discloses disposed claims of 1,870, 1,700, and 4,390 in 2014, 2013 and 2012, respectively, in footnote 13 of its financial statements.  As such, the average computed settlement amount (including legal costs) per claim is $79,000, $93,000, and $38,000, in 2014, 2013 and 2012, respectively.

•                  Refer to ASC 450-20-50-3 and 50-4 and tell us how you considered disclosing a range of reasonably possible losses in excess of your asbestos-related accrual. Given your significant experience with 395,000 plaintiffs and claimants over the past 21 years, if the likelihood of incurring a material additional loss is reasonably possible but you believe a range cannot be estimated, please supplementally provide us a comprehensive explanation as to why a range cannot be estimated.

Response: ASC 450-20-50-3(a) is not applicable since the Company has accrued an asbestos liability of $435 million as of December 31, 2014.  Such liability is probable and reasonably estimable.  As it relates to ASC 450-20-50-3(b) and 4(a), footnote 13 of the financial statements contains the required disclosures.  The Company also assessed ASC 450-20-50-4(b) and believes paragraph eight of footnote 13 provides the required disclosure and states that the ultimate asbestos liability cannot be reasonably estimated.  However, the Company proposes to supplement its disclosure by including the following in future filings (using the 2014 10-K for illustration): “Given the inherent volatility involved in the asbestos litigation, the Company is unable to provide an estimate of possible loss or range of loss beyond the $435 million recorded as of December 31, 2014.”

Despite the number of cases and years of experience defending asbestos claims, the Company’s annual comprehensive asbestos review beginning in 2004 has regularly resulted in changes to the previously estimated liability for pending cases and the previously estimated value of the cases and claims expected to be received in the accrual period for probable and reasonably estimable losses. These changes were caused by the myriad developments noted previously in this response, including the inherent difficulty of predicting disease incidence and claiming patterns relating to claimed exposures to the Company’s products many decades after it sold its asbestos insulation business.  The Company’s annual charge reflects its ongoing effort to determine its estimate of probable and reasonably estimable asbestos-related losses in a volatile and changing litigation environment.  In light of that environment, the Company believes it cannot record a liability, nor determine a range of loss, for claims not yet asserted for any period beyond the next three years because the amount of the loss cannot reasonably be estimated.

Notwithstanding this, the Company has provided extensive disclosures in such annual filings on Forms 10-K and quarterly filings on Form 10-Q about its asbestos-related liabilities, including in its balance sheet, cash flows, and footnotes 13 and 16 to the annual financial statements.  The Company believes that these disclosures provide significant transparency regarding its asbestos litigation contingency and the related impact on liquidity and operating results.  In addition, Items 1A and 7 of the Company’s 10-K provide further discussion and analysis regarding the asbestos litigation contingency.

Please note that despite the fact that the Company’s asbestos liability exists at the Owens-Illinois, Inc. level, not at the Owens-Illinois Group, Inc. level, the Owens-Illinois Group, Inc. Form 10-K includes an extensive disclosure related to this asbestos liability.  This disclosure is made since Owens-Illinois Group, Inc. provides the liquidity to Owens-Illinois, Inc. to fund these asbestos obligations.  As such, our responses to the above comments regarding Owens-Illinois Inc.’s asbestos contingency are applicable to both Form 10-K’s.

*               *               *               *               *               *

Owens-Illinois, Inc. acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Herlihy at (202) 637-2277 of Latham & Watkins LLP if you have any questions.

Very truly yours,

/s/ John A. Haudrich
John A. Haudrich
Vice President and Acting Chief Financial Officer

cc: Scott C. Herlihy, Latham & Watkins LLP